Exhibit (a)(5)(f)

Warburg Pincus Successfully Completes Tender Offer for Ordinary Shares of Cyren Ltd.

(NASDAQ: CYRN) and Commences the Five-Day Additional Offer Period

New York, NY and Tel Aviv, Israel, December 19, 2017 – Warburg Pincus, a global private equity firm focused on growth investing, announced today that all of the conditions have been satisfied for its previously announced tender offer to purchase 31,265,358 ordinary shares of Cyren Ltd. (“Cyren”) with a nominal value of NIS 0.15 per share (“Cyren Shares”) at $2.50 per share, net to the seller in cash, less any required withholding taxes and without interest. WP XII Investments B.V., an entity controlled by funds affiliated with Warburg Pincus (the “Purchaser”), was advised by the depositaries for the offer that, as of 10:00 a.m., New York time, or 5:00 p.m., Israel time, on December 19, 2017: (i) 16,966,276 Cyren Shares were validly tendered, representing approximately 33% of the share capital and voting rights in Cyren (without adjusting for the issuance of Cyren Shares upon the conversion of any convertible notes or the exercise of any outstanding stock options or warrants) (or approximately 30% of Cyren’s Shares on a partially diluted basis (assuming the exercise of “in-the-money” options and conversion of Cyren’s convertible notes)), and (ii) notices of objection to the offer were issued by holders of 134,791 Cyren Shares, representing less than 1% of the share capital and voting rights in Cyren. Warburg Pincus also owns 10,595,521 Cyren Shares purchased from Cyren in the previously disclosed private placement that closed on November 6, 2017, which together with the 16,966,276 Cyren Shares tendered, represents approximately 49% of Cyren’s Shares on a partially diluted basis (assuming the exercise of “in-the-money” options and conversion of Cyren’s convertible notes).

Accordingly, as required by Israeli law and as contemplated in the offer to purchase:

•	The Purchaser is providing an additional period of five calendar days, until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Sunday, December 24, 2017, during which Cyren shareholders who, with respect to each Cyren Share owned by them, did not respond to the offer, have notified the Purchaser of their objection to the offer, or have tendered such Cyren Shares but withdrawn their tender prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on December 19, 2017, may tender such Cyren Shares. Shareholders who have tendered their shares do not have withdrawal rights during this additional five-calendar day period; and

•	The Purchaser will purchase, subject to proration, the Cyren Shares validly tendered in the offer prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Sunday, December 24, 2017, the final expiration date of the offer.

Shareholders who hold their Cyren Shares through brokers or other nominees and wish to tender their shares prior to the final expiration date should consider contacting such brokers to ensure their tender instructions are forwarded in ample time to permit such brokers to submit a tender on their behalf in a timely fashion.

Under Israeli law, for a period of one year following the consummation of the tender offer, Warburg Pincus may not effect another tender offer with respect to the Cyren Shares or a merger with Cyren.

On December 18, 2017, the last trading day before this announcement, the closing sale price of the Cyren Shares was $2.40 on Nasdaq and NIS 8.554 ($2.44 based on an exchange rate of NIS 3.5033 per United States dollar as of December 18, 2017) on the Tel Aviv Stock Exchange.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the offer to purchase (as amended) previously filed with the U.S. Securities and Exchange Commission (“SEC”) and with the Israeli Securities Authority (“ISA”). American Stock Transfer & Trust Company, LLC is the U.S. Depositary for the offer and Israel Brokerage & Investments I.B.I Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any Cyren Shares. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Cyren should read the tender offer materials which were filed by Warburg Pincus. Shareholders of Cyren should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and are also available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550, toll free (800) 499-8159 or e-mail (cyren@dfking.com). Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release contains forward-looking statements, including expectations regarding Warburg Pincus’ ownership of Cyren Shares following the lapse of the Additional Offer Period. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them (except as required by law). The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including, business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products.

About Warburg Pincus: Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than US$44 billion in private equity assets under management. The firm’s active portfolio of more than 150 companies is highly diversified by stage, sector, and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 17 private equity funds, which have invested more than US$60 billion in over 800 companies in more than 40 countries. The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore. For more information, please visit www.warburgpincus.com.

Warburg Pincus Contact:

Mary Zimmerman

+1.212.878.9207

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